Exhibit 14.1
Bellatrix Exploration Ltd.
CODE OF BUSINESS CONDUCT AND ETHICS

I.	Introduction
Bellatrix Exploration Ltd. expects that its directors, officers and employees will uphold the highest standards of professional and ethical conduct. Our reputation among our shareholders for honesty and integrity is key to the success of our business. We expect our directors, officers and employees to act honestly and fairly and we rely upon you to achieve results in an ethical and lawful manner. References in this Code to the "Corporation" or to "Bellatrix" means Bellatrix Exploration Ltd. and its subsidiaries as applicable.
This Code reflects our commitment to a culture of honesty, integrity and accountability and outlines the basic principles and policies with which all directors, officers and employees are expected to comply. Please read this Code carefully.
In addition to following this Code in all aspects of your business activities, you are expected to seek guidance in any case where there is a question about compliance with both the letter and spirit of our policies and applicable laws. This Code sets forth general principles and does not supersede the specific policies and procedures that are covered in other, more specific policies, such as the Disclosure, Confidentiality and Trading Policy. Violation of these policies or this Code may result in disciplinary actions up to and including discharge from the Corporation.
Your cooperation is necessary to the continued success of our business and the cultivation and maintenance of our reputation as a good corporate citizen.

II.	Conflicts of Interest
A conflict of interest can arise when: (a) an individual's private interest interferes, or appears to interfere, in any way with the interests of the Corporation; (b) an individual takes actions or has interests that may make it difficult to perform his or her work effectively or discharge his or her duties; or (c) when a director, officer or employee, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Corporation. Loans to, or guarantees of obligations of, such persons are likely to pose conflicts of interest, as are transactions of any kind between the Corporation and any other organization in which you or any member of your family have an interest.
Activities that could give rise to conflicts of interest are prohibited unless specifically approved in advance by the Board of Directors of the Corporation (the "Board"); provided that the foregoing shall not apply to directors of the Corporation acting as directors of other public or private companies who comply with the provisions of the Business Corporations Act (Alberta) in respect thereof and who advise the Chairman of the Board of the holding of such directorships. It is not always easy to determine whether a conflict of interest exists, so any potential conflicts of interests must be reported immediately to senior management.

III.	Gifts and Entertainment
The exchange of gifts and entertainment is a common practice in most business communities and is designed to foster goodwill among business partners. However, if you receive a gift or invitation for entertainment, we expect that you will assess whether it might compromise or be seen to compromise your ability to make fair and objective business decisions. Generally, gifts and entertainment should be moderate, reasonable and in good taste with no obligation or sense of obligation.
Further, pursuant to the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corrupt Practices Act (United States) it is illegal and will be considered a violation of this Code for any director, officer or employee of the Corporation to offer to foreign government officials anything of value, including money, gifts, favours or entertainment, in exchange for obtaining or retaining business or for any other business advantage. "Foreign government officials" include government employees, political candidates or even employees of businesses that are owned by a foreign government, so we expect that you will exercise good judgment when dealing with state-owned companies or companies owned or controlled by foreign government officials. Agents and consultants are similarly prohibited from offering anything on the Corporation's behalf to foreign officials or political candidates.

IV.	Political Activities and Contributions
We respect and support the right of our directors, officers and employees to participate in political activities. However, these activities should not be conducted on Corporation time or involve the use of any Corporation resources. Directors, officers and employees will not be reimbursed for personal political contributions nor should political contributions be seen to be made on behalf of the Corporation without the approval of the Chief Executive Officer or Chief Financial Officer.

V.	Corporate Opportunities
Employees, officers and directors owe a duty to the Corporation to advance its legitimate interests when the opportunity to do so arises. As such, directors, officers and employees must not personally take opportunities for themselves that arise through the use of corporate property, information or position and from using corporate property, information or position for personal gain. Directors, officers and employees are also prohibited from competing with the Corporation; provided that the foregoing does not apply to directors solely as a result of them acting as directors of other companies which they do not control.

VI.	Confidentiality
In the course of your employment you may become aware of confidential information. We expect that you will maintain the confidentiality of information entrusted to you by the Corporation or that otherwise comes into your possession in the course of your employment or in performing your duties to the Corporation. The obligation to maintain the confidentiality of confidential information continues even after you leave the Corporation.
Confidential information includes all non-public information, and information that suppliers and customers have entrusted to us.

VII.	Protection and Proper Use of Corporation Assets
We have entrusted our directors, officers and employees with the protection of the Corporation's assets, to ensure their efficient use and to ensure such assets are only being used for legitimate business purposes. We expect that you will report any suspected incidents of fraud or theft, or if you become aware of any conditions that may negatively impact our assets.

VIII.	Insider Trading
As a publicly traded company, the Corporation is governed by securities laws which provide, among other things, that the market must have equal access to all public information. In the course of your employment you may become aware of material information that is not yet publicly available. It is illegal to trade in securities of the Corporation while in possession of material non-public information regarding the Corporation and/or to "tip" or pass on inside information to any other person (including, but not limited to, spouses, live-in partners, and relatives) who might make an investment decision based on that information or pass the information on further. The Corporation’s Disclosure, Confidentiality and Trading Policy sets forth your obligations in respect of trading in the Corporation's securities.

IX.	Compliance with Laws, Rules and Regulations
Compliance with both the letter and spirit of all laws, rules and regulations applicable to our business is critical to our reputation and continued success. We expect that all directors, officers, employees, contractors and consultants will respect and obey the laws of the cities, provinces, states and countries in which we operate and avoid even the appearance of impropriety.

X.	Compliance with Environmental, Health and Safety Standards
The Corporation’s reputation is dependent on environmental, health and safety responsibility. We are all responsible for maintaining a safe workplace by following safety and health rules and practices. The Corporation is committed to keeping its workplaces free from hazards. Please report any concerns, incidents or areas for improvement immediately to a supervisor or other designated person. If you have any doubt as to the applicability or meaning of a particular environmental, health or safety regulation, you should discuss the matter with a member of the Corporation's senior management.
In order to protect the safety of all Bellatrix stakeholders, we expect that you will report to work "fit-for-duty" and free from the influence of any substance that could prevent you from conducting work activities safely and effectively.

XI.	Discrimination and Harassment
We value the diversity of our employees and are committed to providing equal opportunity in all aspects of employment. Abusive, harassing or offensive conduct is unacceptable, whether verbal, physical or visual. We expect that our directors, officers and employees will treat each other in a respectful manner and will avoid conduct that makes others feel uncomfortable. Employees are encouraged to speak to your supervisor or manager of human resources when a co‑worker's conduct makes them uncomfortable, and to report harassment when it occurs.

XII.	Accuracy of Corporation Records and Reporting
As you are aware, full, fair, accurate, timely and understandable disclosure in our periodic reports, documents and other public communications is required by securities regulators and the stock exchanges on which our securities are listed, and is essential to the success of our business. In addition, honest and accurate recording and reporting of information is critical to our ability to make responsible business decisions. All officers and employees should exercise the highest standard of care in preparing such reports.
The Corporation's accounting records are relied upon to produce reports for the Corporation's management, shareholders, creditors, governmental agencies and others. Our financial statements and the books and records on which they are based must accurately reflect all corporate transactions and conform to all legal and accounting requirements and our system of internal controls.
The Corporation's accounting records must not contain any false or intentionally misleading entries. All transactions as to accounts, departments or accounting periods must be accurately classified and supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period. Documents or records must be retained and may not be selectively destroyed or altered except in accordance with the Corporation’s records retention policy.
Business records and communications often become public through legal or regulatory investigations or the media. We should avoid exaggeration, derogatory remarks, legal conclusions or inappropriate characterizations of people and companies. This applies to communications of all kinds, including email and informal notes or interoffice memos. In addition, the Corporation’s auditors and independent engineers will from time to time require access to our documents and records and such documents and records need to be appropriately maintained and retained to facilitate such access and review.

XIII.	Use of E-Mail and Internet Services
E-Mail systems and internet services are provided to help us do work. Incidental and occasional personal use is permitted, but never for personal gain or any improper purpose. For additional information, refer to the Corporation’s information technology acceptable use standards.

XIV.	Directors Role in the Code of Business Conduct and Ethics
To the extent that management is unable to make a determination as to whether a breach of this Code has taken place, the Board will review any alleged breach of the Code to determine if a breach has occurred.
Any waiver of this Code for employees (other than executive officers) may be made by the Chief Executive Officer or Chief Financial Officer or by the Board; provided that, any waiver of this Code for executive officers or directors may be made only by the Board and shall be timely disclosed if, and in the manner, required by law, regulation or stock exchange rule. Conduct by a director or executive officer which constitutes a material departure from this Code shall be promptly disclosed if, and in the manner, required by law, regulation or stock exchange rule.

XV.	Compliance Procedures and Reporting of any Illegal or Unethical Behaviour
We have a strong commitment to conduct our business in a lawful and ethical manner. You are encouraged to talk to your supervisor, manager or other appropriate personnel when in doubt about the best course of action in a particular situation and are required to promptly report violations of laws, rules, regulations or this Code. We prohibit retaliatory action against any employee who, in good faith, reports a possible violation.
In addition, this Code cannot, and is not intended to, address all of the situations you may encounter. There will be occasions where you are confronted by circumstances not covered by policy or procedure and where you must make a judgment as to the appropriate course of action. In those circumstances we encourage you to use your common sense, and to contact your supervisor, manager or a member of human resources for guidance.
If you do not feel comfortable discussing the matter with your supervisor or manager of human resources, please contact our CEO or General Counsel, or anonymously contact the Corporation’s toll-free whistleblower hotline for the confidential and anonymous submission of questions and complaints. For more information, please see the Corporation's Whistle Blower Procedures (available here: http://www.bxe.com/files/governance/BXE-Whistle-Blower-Procedures.pdf). In addition, for additional information on Corporation policies, procedures and standards refer to the Corporation’s Employee Handbook available on the Corporation’s intranet site.
March 13, 2018